Exhibit 99.1

Cheetah Mobile Announces Changes in Board of Directors

BEIJING, September 13, 2016 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced the appointment of Mr. Tao Zou as a director of the Company and the resignation of Dr. Hongjiang Zhang as a director of the Company, due to his intended retirement, effective December 1, 2016.

Mr. Tao Zou has been appointed as a director of the Company, replacing Dr. Zhang, effective December 1, 2016. Mr. Zou, who has worked at Kingsoft for approximately twenty years, is currently an executive director and senior vice president of Kingsoft Corporation Limited (“Kingsoft”) as well as the chief executive officer of Seasun Holdings Limited, a subsidiary of Kingsoft. Mr. Zou has also been appointed as the chief executive officer of Kingsoft, effective December 1, 2016. He graduated from Tianjin Nankai University in 1997.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We would like to express our appreciation and gratitude to Dr. Zhang for his long-time support of our business, and for the valuable contributions he has made to the Company during his tenure. We would also like to express our warmest welcome to Mr. Zou. We believe that Mr. Zou’s knowledge and experience in China’s internet space will make him a valuable addition to our Company.”

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. It aims to provide the best apps for mobile users worldwide, while building a leading global mobile ad platform for advertisers.

Cheetah Mobile had approximately 623 million global mobile monthly active users in June 2016. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. The Company also provides multiple user traffic entry points and global content promotional channels capable of delivering targeted content to hundreds of millions of users. Its customers include direct advertisers and mobile advertising networks through which advertisers place their advertisements.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.
Helen Jing Zhu
Tel: +86 10 6292 7779 ext. 1600
Email: IR@cmcm.com

ICR, Inc.
Jessie Fan
Tel: +1 (646) 417-5395
Email: IR@cmcm.com